Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:                      Name and Address of Company

Minera Andes Inc.
99 George Street, 3rd Floor
Toronto, Ontario
M5A 2N4   Canada

Item 2:                      Date of Material Change

The material change occurred on November 22, 2010.

Item 3:                      News Release

A news release relating to the subject matter herein was disseminated by Marketwire, Toronto, Ontario, on November 22, 2010.

Item 4:                      Summary of Material Change

On November 22, 2010, Minera Andes Inc. (“Minera Andes” or the “Corporation”) announcedthat the inferred resources more than doubled at the San José Mine in Argentina.  The contained silver in the inferred mineral resources increased by 133% and the contained gold increased by 122% compared to the December 31, 2009 estimate as reported by the Corporation.   The increase is primarily due to the discovery of nine new veins as well as important extensions of previously known veins.

Item 5:                      Full Description of Material Change

On November 22, 2010, Minera Andes announced that the inferred resources more than doubled at the San José Mine in Argentina.  The contained silver in the inferred mineral resources increased by 133% and the contained gold increased by 122% compared to the December 31, 2009 estimate as reported by the Corporation.  The increase is primarily due to the discovery of nine new veins as well as important extensions of previously known veins.

The San José Mine is operated by Minera Santa Cruz SA, the company established under the terms of an option and joint venture agreement between Minera Andes (owing 49%) and Hochschild Mining plc (owning 51%).

At September 30, 2010, total Measured and Indicated Mineral Resources at the San José Mine were 651,000 ounces of gold and 44.2 million ounces of silver, contained in 3.0 million tonnes grading 6.81 grams/tonne gold and 462 grams/tonne of silver, or 83.3 million ounces of silver equivalent. An additional 712,000 ounces of gold and 46.4 million ounces of silver, contained in 4.6 million tonnes, grading 4.87 g/t gold and 317 g/t silver, or 89.2 million ounces of silver equivalent, are classified as Inferred Resources. The mineral resources remain open along strike and at depth in some areas.

The September 30, 2010 resource estimate is net of 2010 mine production through September 2010, which was 323,398 tonnes at 6.68 g/t gold and 416 g/t silver. The new resources are a direct result of an increased emphasis on exploration at San José. Through the end of the third quarter of 2010, $5 million had been spent on exploration, and exploration for the fourth quarter is expected to be approximately $1.5 million.

The contents of the news release disseminated on November 22, 2010 and pertaining to this report were reviewed and approved by Eugene Puritch, P.Eng., President of P&E Mining Consultants Inc. ("P&E"), a Qualified Person under NI 43-101 "Standards of Disclosure for Mineral Projects" ("NI 43-101"). P&E are independent consultants to the Corporation.

The December 31, 2009 resource estimates were audited by P&E to confirm compliance with NI 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005. ("CIM"), and, that the employed methodologies have generated reliable estimates of tonnage and grade for the mineral assets stated in the Corporation's AIF dated March 30, 2010. The audit was completed by James L. Pearson P.Eng., Alfred Hayden P.Eng. and Fred H. Brown CPG under the direction of P&E's President Eugene Puritch, P.Eng, each of whom are considered to be independent Qualified Persons under the NI 43-101.

The September 30, 2010 resource models were developed using industry-accepted methods by P&E. The resource estimate is based on drill hole data provided by our joint venture partner Hochschild Mining Plc and by MSC, the joint venture operating company as reported by the Corporation on October 7, 2010. All samples were collected in accordance with industry standards. All drill core samples were submitted to Alex Stewart Argentina S.A laboratory in Mendoza, Argentina for fire assay and ICP analysis. Accuracy of results is tested through the systematic inclusion of standards, blanks and check assays.  P&E constructed a wire frame block model to estimate the resource. P&E estimated 'existing' vein resources as of September 30, 2010 based on December 31, 2009 resources, depleted by January 1st to September 30th, 2010 mine production. 'New' Inferred Resources, (added during the period December 31, 2009 to September 30, 2010), were estimated by P&E using a gold price of US$925 per ounce (oz) and silver price of US$15 per oz for all mineral resources. P&E validated the model estimates and found them to reasonably estimate grade and tonnage. The mineral resource estimates are compliant with CIM Definition Standards for Mineral Resources and Mineral Reserves as incorporated by reference in NI 43-101. The independent Qualified Persons as defined by NI 43-101 for the purposes of the September 30, 2010 resource estimate disclosure are James L. Pearson, P.Eng., Eugene Puritch, P.Eng., David Burga, P.Geo and Fred H. Brown, CPG all of P&E and each a Qualified Person under NI 43-101.

The following summarizes the key assumptions, parameters and methods used in the mineral resource estimate:

•	A marginal cutoff grade of 148 g/t of silver equivalent, representing the variable operating cost of $53.87/t was used to estimate the mineral resources.
•	Drill hole assay values and channel samples were combined for mineral resource estimation.
•	Bulk density value used for the resource estimate was 2.60 tonnes per cubic meter (t/m3) for all veins.
•	Assays values manually identified as potentially economic were composited to length-weighted values.
•
Prior to block estimation, gold composite samples were cut to 150 g/t at Huevos Verdes Sur,70 g/t at Frea and 40 g/t at Kospi. Silver assays were cut to 10,000 g/t at Huevos Verdes Sur, 4,200 g/t at Frea, and 4,400 g/t at Kospi. The capping values of the 'New' veins are summarized in the table below.

Vein	Ag	Au
Antonella	520	30
Dos Lauras	1000	5
Extension Ayelén	600	5
Hera	500	6
Mara	400	4

Marta	800	8
Micaela	1400	30
Pacha	400	6
Shala	400	4
Sofia	1500	10

•
Grade estimation was undertaken with oriented search ellipsoids and Ordinary Kriging where sufficient resolution was available for variography, or by Inverse Distance Cubed (1/d3) weighting of composite values in areas of lower resolution.

•
The San José mineral 'existing' vein and 'new' vein resource estimates are based on 754 and 77 drill holes, respectively, and 10,744 channel samples. Channel samples were taken from drift backs in the Huevos Verdes Sur, Huevos Verdes Norte, Odin, Frea, and Kospi vein systems.

•	Mineral resource estimation was confined to areas considered to have a reasonable degree of geological confidence.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The mineral resources in the November 22, 2010 press release were estimated using CIM Standards.

Item 5.2:                      Disclosure for Restructuring Transactions

Not applicable.

Item 6:                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:                      Omitted Information

Not applicable.

Item 8:                      Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report, and who can be contacted is James K. Duff, Chief Operating Officer of the Corporation.  He can be reached at509-921-7322.

Item 9:                      Date of Report

November 29, 2010